Exhibit 99.2

Actions Semiconductor Announces Annual General Meeting Results

ZHUHAI, China, May 12, 2015 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today announced the results from its Annual General Meeting (AGM) held on May 12, 2015.

Shareholders approved the following resolutions proposed in the AGM notice:

•	The re-election of Class III Director, Hsiang-Wei (David) Lee, for a 3-year term until the Company’s 2018 annual general meeting, effective as of the date of the Meeting.

•	The re-election of Class III Director Yu-Hsin (Casper) Lin, for a 3-year term until the Company’s 2018 annual general meeting, effective as of the date of the Meeting.

•	The adoption of the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd., an indirect wholly owned subsidiary of the Company

"We would like to thank our shareholders for their approval of these resolutions and their continued support of the Company during the past year," said Mr. David Lee, Chairman of the Board of Actions Semiconductor.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018